Exhibit H-1
                             Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-______)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

November __, 2000

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December ____, 2000 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After December ____, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *
Emera Inc.

     Emera Inc. ("Emera"), a company formed under the laws of the Province of Nova Scotia, Canada, P.O. Box 910, Halifax, Nova Scotia, has filed an application under Section 3(a)(5), 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"). Bangor Hydro Electric Company ("BHE"), is a corporation organized under the laws of the State of Maine, 33 State St., Bangor, Maine 04401, and is currently exempt by order under Section 3(a)(1) of the Act. Emera proposes to acquire the outstanding voting securities of BHE and, indirectly, BHE's direct and indirect public-utility subsidiary companies, Maine Electric Power Company, Inc. and Chester SVC. Following the acquisition, Emera will be a holding company within the meaning of Section 2(a)(7) of the Act.

     Emera is the parent of Nova Scotia Power, Inc. ("NSPI"), a Canadian electric utility company that owns and operates a vertically integrated electric utility system in Nova Scotia. In the context of the acquisition, Emera has undertaken that NSPI will qualify for exemption as a foreign utility company or "FUCO" within the meaning of Section 33 of the Act, and will therefore not be subject to any provision of the Act. Merger Sub, a to-be-formed Emera subsidiary incorporated in the U.S., will merge with and into BHE, with BHE surviving. Emera requests authorization for the merger, and further requests an order of exemption under Section 3(a)(5) from all provisions of the Act except Section 9(a)(2). All the proposed transactions are more fully described in the application.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                             Jonathan G. Katz

                                             Secretary